UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

GOOGLE INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.001 par value

(Title of Class of Securities)

38259P508

(CUSIP Number of Class A Common Stock Underlying Class of Securities)

Donald Harrison, Esq.

Katherine Stephens, Esq.

Google Inc.

1600 Amphitheatre Parkway

Mountain View, CA 94043

(650) 253-0000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David J. Segre, Esq.

Jose F. Macias, Esq.

Jon C. Avina, Esq.

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road

Palo Alto, CA 94304
Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$1,149,242,694.48	$45,165.24

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s Class A common stock that are outstanding under the 2004 Stock Plan as of January 26, 2009 will be eligible for exchange and will be tendered pursuant to the offer. These options have an aggregate value of $1,149,242,694.48 calculated based on a Black-Scholes-Merton option pricing model based on a price per share of Class A common stock of $323.87, the closing price of the Issuer’s Class A common stock as reported on The Nasdaq Global Select Market as of January 26, 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated February 3, 2009, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”) is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

Google Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 1600 Amphitheatre Parkway, Mountain View, California 94043, and the telephone number at that address is (650) 253-0000.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees (including eligible officers) to exchange outstanding options to purchase shares of the Company’s Class A common stock granted under the Company’s 2004 Stock Plan prior to February 3, 2009, that have an exercise price per share greater than the last reported sale price per share of the Company’s Class A common stock on The Nasdaq Global Select Market on March 6, 2009 (“Eligible Options”) on a one-for-one basis for the grant of a new option to purchase shares of Class A common stock (the “New Options”). Each New Option will be granted under the Company’s 2004 Stock Plan. The actual number of shares of Class A common stock subject to options to be exchanged in the Offer to Exchange will depend on the number of shares of Class A common stock subject to Eligible Options tendered by eligible employees and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(C).

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers,” “Risk Factors,” “This Exchange Offer—Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “This Exchange Offer—Acceptance of Eligible Options for Exchange; Issuance of New Options,” and “This Exchange Offer—Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under “This Exchange Offer—Price Range of Class A Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” and the sections under “This Exchange Offer” titled “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “Procedures for Tendering Eligible Options,” “Withdrawal Rights,” “Acceptance of Eligible Options for Exchange; Issuance of New Options,” “Conditions of this Exchange Offer,” “Price Range of Our Class A Common Stock,” “Source and Amount of Consideration; Terms of New Options,” “Information Concerning Us; Financial Information,” “Acceptance of Eligible Options for Exchange; Issuance of New Options,” “Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer,” “Legal Matters; Regulatory

Approvals,” “Material United States Tax Consequences,” and “Extension of Exchange Offer; Termination; Amendment” is incorporated herein by reference.

(b)	Purchases.

The Company’s officers will be eligible to participate in the Offer to Exchange on the same terms and conditions as the Company’s employees. The information set forth in the Offer to Exchange under “This Exchange Offer—Procedures for Tendering Eligible Options” and “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under “This Exchange Offer—Purpose of This Exchange Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in Offer to Exchange under “This Exchange Offer—Acceptance of Eligible Options for Exchange; Issuance of New Options” and “This Exchange Offer—Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” and “This Exchange Offer—Purpose of This Exchange Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under “This Exchange Offer—Source and Amount of Consideration; Terms of New Options” and “This Exchange Offer—Fees and Expenses” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under “This Exchange Offer—Conditions of This Exchange Offer” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The financial information set forth in the Offer to Exchange under “This Exchange Offer—Information Concerning Us; Financial Information” and referenced in “This Exchange Offer—Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under “Risk Factors,” “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options,” and “This Exchange Offer—Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

GOOGLE INC.

/s/ DAVID C. DRUMMOND
David C. Drummond
Senior Vice President, Corporate Development, Chief Legal Officer and Secretary

Date: February 3, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Stock Options, dated February 3, 2009

(a)(1)(B)	Form of Email Communication to Employees

(a)(1)(C)	Election Form

(a)(1)(D)	Notice of Withdrawal

(a)(1)(E)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form

(a)(1)(F)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(G)	Transcript of Video Presentation to Employees

(a)(1)(H)	Employee Presentation Materials

(a)(1)(I)	Australian Offer Document and Cover Letter to Australian Employees

(b)	Not applicable

(d)(1)	2004 Stock Plan, as amended (incorporated herein by reference to Exhibit 10.08 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 7, 2008, Commission File No. 000-50726)

(d)(2)	2004 Stock Plan – Form of U.S. stock option agreement (incorporated herein by reference to Exhibit 10.08.01 to the Registrant’s Annual Report on Form 10-K, filed on March 30, 2005, Commission File No. 000-50726)

(d)(3)	2004 Stock Plan – Amendment to stock option agreements (incorporated herein by reference to Exhibit 99.01.03 to the Registrant’s Registration Statement on Form S-3, filed on April 20, 2007, Commission File No. 333-142243)

(d)(4)	2004 Stock Plan – Form of stock option agreement (TSO Program) (incorporated herein by reference to Exhibit 99.01.04 to the Registrant’s Registration Statement on Form S-3, filed on April 20, 2007, Commission File No. 333-142243)

(d)(5)	2004 Stock Plan – Form of international stock option agreement and country-specific appendices

(g)	Not applicable

(h)	Not applicable